02041036

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2001

POLYMET MINING CORP.

(Name of Registrant)

13949 West Colfax Avenue, Building 1, Suite 205. Golden Colorado 80401
(Address of principal executive offices)

1. Fourth quarter Fiscal 2002 financial statements for the period ended January 31, 2002 (Canadian Form 51-901F).

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F xxx Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934. Yes ___ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Polymet Mining Corp. – SEC File No. 0-18701
(Registrant)

Date: June 7, 2002

By "Charles Andrews"
Charles R. Andrews, CFO and Controller

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PolyMet Mining Corp.			1/31/02	02/05/30
ISSUER ADDRESS				
13949 W. Colfax Ave., Bldg. 1, Suite 205				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Golden, CO		80401	(303-) 233-4832	(303) 233-4830
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Charles R. Andrews		CFO		(303-) 233-4830
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
	WWW.PolyMetMining.Com			

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
Donald W. Gentry [signature]	Donald W. Gentry	02/05/30
Alan R. Bell [signature]	Alan R. Bell	02/05/30

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

X	Schedule A
	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Polymet Mining Corp.
Issuer's Address:	13949 W. Colfax Avenue, Bldg 1, Suite 205
Contact Person:	C. R. Andrews
Contact's Position:	Controller
Contact's Telephone Number:	(877) 233-4831
For the Year Ended:	31 January 2002
Date of Report:	30 May 2002

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Donald W. Gentry	***"Donald W. Gentry"***	30 May 2002
Alan R. Bell	***"Alan R. Bell"***	30 May 2002

SCHEDULE A

POLYMET MINING CORP.

(Formerly Fleck Resources Ltd.)

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

31 January 2002

U.S. Funds

POLYMET MINING CORP.

An Exploration Stage Company

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2002

U.S. Funds

STALEY, OKADA, CHANDLER & SCOTT

Chartered Accountants

AUDITORS' REPORT

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheet of PolyMet Mining Corp. as at 31 January 2002 and 2001 and the consolidated statements of shareholders' equity, loss and cash flows for the years ended 31 January 2002, 2001 and 2000, and cumulative from inception (4 March 1981) through 31 January 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2002 and 2001 and the results of its operations and cash flows for the years ended 31 January 2002, 2001 and 2000, and cumulative from inception (4 March 1981) through 31 January 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Burnaby, B.C.
30 April 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READER ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company's continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company's ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated 30 April 2002, is expressed in accordance with Canadian reporting standards which do not require a reference to such going concern considerations in the auditors' report when the situation is adequately disclosed in the financial statements.

Burnaby, B.C.
30 April 2002

STALEY, OKADA, CHANDLER & SCOTT
CHARTERED ACCOUNTANTS

PolyMet Mining Corp.
An Exploration Stage Company

Statement 1

Consolidated Balance Sheet

As at 31 January
U.S. Funds

ASSETS		2002		2001
Current				
Cash	$	**322,608**	$	1,540,940
Accounts receivable		**22,237**		12,697
Prepaid expenses		**18,649**		21,268
		363,494		1,574,905
Investments *(Note 4)*		**21,878**		27,942
Resource Property Costs - *Schedule 1 (Notes 5 and 6)*		**6,163,350**		5,557,188
Capital Assets *(Note 7)*		**118,351**		138,128
	$	**6,667,073**	$	7,298,163

LIABILITIES				
Current				
Accounts payable	$	**63,045**	$	422,248
Continued Operations *(Note 1)*				
Commitments *(Note 13)*				

SHAREHOLDERS' EQUITY							
Share Capital - *Statement 2 (Note 8)*							
Authorized:							
1,000,000,000 common shares without par value							
Issued and fully paid:	**2002**	2001					
For cash	**31,755,026**	28,326,103	shares		**14,129,447**		13,851,734
For property	**902,500**	902,500	shares		**54,003**		54,003
	32,657,526	29,228,603	shares		**14,183,450**		13,905,737
Deficit - Cumulative Net Losses Since Inception - *Statement 2*					**(7,579,422)**		(7,029,822)
					6,604,028		6,875,915
				$	**6,667,073**	$	7,298,163

ON BEHALF OF THE BOARD:

______________________, Director

______________________, Director

PolyMet Mining Corp.
An Exploration Stage Company

Statement 2

Consolidated Statement of Shareholders' Equity

U.S. Funds

	Common Shares				
	Authorized	Issued and fully paid			
	Shares	Shares	Amount	Deficit	Total
Balance - 31 January 1998	100,000,000	9,392,395	$ 5,359,690	$ (4,535,346)	$ 824,344
Loss for the year	-	-	-	(734,231)	(734,231)
Shares issued for cash:					
- Private placements	-	4,500,000	814,355	-	814,355
Less: Issuance costs	-	-	(56,505)	-	(56,505)
- Exercise of warrants	-	3,095,000	755,866	-	755,866
- Exercise of options	-	1,192,500	348,554	-	348,554
Balance - 31 January 1999	100,000,000	18,179,895	7,221,960	(5,269,577)	1,952,383
Loss for the year - *Statement 3*	-	-	-	(1,127,213)	(1,127,213)
Authorized share capital increased *(Note 8d)*	900,000,000	-	-	-	-
Shares issued for cash:					
- Private placements	-	3,028,160	2,728,945	-	2,728,945
Less: Issuance costs	-	-	(139,167)	-	(139,167)
- Exercise of warrants	-	2,200,000	543,823	-	543,823
- Exercise of options	-	278,948	83,263	-	83,263
Balance - 31 January 2000	1,000,000,000	23,687,003	10,438,824	(6,396,790)	4,042,034
Loss for the year - *Statement 3*	-	-	-	(633,032)	(633,032)
Shares issued for cash:					
- Private placements	-	5,251,600	3,535,630	-	3,535,630
Less: Issuance costs	-	-	(167,815)	-	(167,815)
- Exercise of warrants	-	70,000	14,974	-	14,974
- Exercise of options	-	220,000	84,124	-	84,124
Balance - 31 January 2001	1,000,000,000	29,228,603	13,905,737	(7,029,822)	6,875,915
Loss for the year - *Statement 3*	-	-	-	(549,600)	(549,600)
Shares issued for cash:					
- Private placements	-	3,428,923	286,405	-	286,405
Less: Issuance costs	-	-	(8,692)	-	(8,692)
Balance - 31 January 2002	1,000,000,000	32,657,526	$ 14,183,450	$ (7,579,422)	$ 6,604,028

PolyMet Mining Corp.
An Exploration Stage Company

Statement 3

Consolidated Statement of Loss

For the Years Ended 31 January
U.S. Funds

	2002	2001	2000	Cumulative From Inception (4 March 1981) Through 31 January 2002
General and Administrative				
Administration fees and wages	$ **259,606**	$ 296,251	$ 318,887	$ 1,820,698
Shareholders' information	**72,120**	92,049	111,006	451,936
Office and telephone	**51,685**	85,122	109,490	535,759
Professional fees	**59,330**	67,788	159,275	615,902
Investor relations and financing	**36,175**	50,678	121,972	658,184
Travel and automotive	**33,987**	49,482	41,524	281,283
Bad debts	**-**	37,493	-	37,493
Rent	**30,376**	31,172	33,612	692,574
Consulting fees	**47,226**	30,651	23,896	139,703
Amortization	**20,517**	16,913	11,266	103,550
Transfer agent and filing fees	**6,510**	14,073	18,116	130,315
Licenses, dues and taxes	**3,072**	5,487	7,266	92,033
Property search	**-**	3,800	-	124,454
Conventions	**445**	2,916	1,220	68,611
Interest and other income, *net*	**(25,973)**	(72,587)	(26,922)	(533,569)
Loss Before the Undernoted	**595,076**	711,288	930,608	5,218,926
Other Expenses (Income)				
Costs related to resource properties abandoned or written down to nominal value	**-**	-	143,990	2,657,536
Loss (gain) on disposal of investments	**(45,476)**	(78,256)	3,886	(383,832)
Write-down of investments to market value	**-**	-	52,036	197,884
Loss (gain) on sale of resource properties	**-**	-	-	(121,572)
Loss (gain) on sale of capital assets	**-**	-	(3,307)	10,480
	(45,476)	(78,256)	196,605	2,360,496
Loss for the Year	$ **549,600**	$ 633,032	$ 1,127,213	$ 7,579,422
Loss per Share	$ **(0.02)**	$ (0.02)	$ (0.05)	
Weighted Average Number of Shares	**31,943,558**	27,041,456	22,174,518	

PolyMet Mining Corp.
An Exploration Stage Company

Statement 4

Consolidated Statement of Cash Flows

For the Years Ended 31 January
U.S. Funds

	2002	2001	2000	Cumulative From Inception (4 March 1981) Through 31 January 2002
Operating Activities				
Loss for the year	$ **(549,600)**	$ (633,032)	$ (1,127,213)	$ (7,579,422)
Adjustments to reconcile loss to net cash				
Amortization	**20,517**	16,913	11,266	103,550
Costs related to resource properties abandoned or written down to nominal value	**-**	-	143,990	2,657,536
Loss (gain) on disposal of investments	**(45,476)**	(78,256)	3,886	(383,832)
Write-down of investments to market value	**-**	-	52,036	197,884
Loss (gain) on sale of resource properties	**-**	-	-	(121,572)
Loss (gain) on sale of capital assets	**-**	-	(3,307)	10,480
Changes in current assets and liabilities				
Accounts receivable	**(9,540)**	36,145	25,206	(22,237)
Prepaid expenses	**2,619**	63,207	(9,101)	(18,649)
Accounts payable	**(359,203)**	290,539	78,594	63,045
Net cash used in operating activities	**(940,683)**	(304,484)	(824,643)	(5,093,217)
Financing Activities				
Share capital - for cash	**277,713**	3,466,913	3,216,864	14,129,447
Net cash provided by financing activities	**277,713**	3,466,913	3,216,864	14,129,447
Investing Activities				
Proceeds on sale of resource properties	**-**	-	-	54,577
Resource property costs, *net*	**(606,162)**	(2,680,623)	(1,775,849)	(8,871,185)
Adjustment to reconcile resource property costs to cash				
Amortization	**1,716**	5,809	1,973	9,693
Purchase of capital assets	**(2,456)**	(15,421)	(52,766)	(253,737)
Proceeds on disposal of capital assets	**-**	-	11,663	11,663
Proceeds on disposal of investments	**51,540**	84,513	42,411	826,101
Purchase of investments	**-**	-	-	(490,734)
Net cash used in investing activities	**(555,362)**	(2,605,722)	(1,772,568)	(8,713,622)
Net Increase (Decrease) in Cash	**(1,218,332)**	556,707	619,653	322,608
Cash Position - Beginning of year	**1,540,940**	984,233	364,580	-
Cash Position - End of Year	$ **322,608**	$ 1,540,940	$ 984,233	$ 322,608

Schedule of Non-Cash Investing and Financing Activities

Share capital issued for resource property	$ **-**	$ -	$ -	$ 54,003
Investments received on sale of resource properties	$ **-**	$ -	$ -	$ 171,297

PolyMet Mining Corp.
An Exploration Stage Company

Schedule 1

Consolidated Schedule of Resource Property Costs

For the Years Ended 31 January
U.S. Funds

	NorthMet Minnesota U.S.A.	Marathon Ontario Canada	2002	2001	2000	Cumulative From Inception (4 March 1981) Through 31 January 2000
Direct						
Acquisition, staking and option payments						
- Cash	$ 95,361	$ -	**$ 95,361**	$ 154,830	$ -	$ 923,631
- Shares	-	-	**-**	-	-	54,003
Amortization	1,716	-	**1,716**	5,809	1,973	9,693
Camp and general	64,569	-	**64,569**	84,986	169,023	783,681
Cost recovery	-	-	**-**	-	-	(295,607)
Drilling	80,123	-	**80,123**	608,431	550,166	2,104,626
Environmental	2,172	-	**2,172**	144,588	237,384	394,144
Field transportation	2,300	-	**2,300**	9,109	18,270	569,695
Geological and geophysical	49,310	-	**49,310**	82,686	86,581	1,783,331
Government grants	-	-	**-**	-	-	(111,961)
Land lease, taxes and licenses	2,505	379	**2,884**	6,410	85,614	384,498
Metallurgical	81,195	-	**81,195**	1,166,979	341,608	1,733,235
Mine planning	-	-	**-**	57,962	135,899	203,720
Roadwork	-	-	**-**	-	1,115	112,975
Sampling, survey and studies	226,532	-	**226,532**	358,833	148,216	1,145,059
Total Costs for the Year	605,783	379	**606,162**	2,680,623	1,775,849	9,794,723
Option Payments and Sales Proceeds	-	-	**-**	-	-	(955,801)
Costs Related to Resource Properties Abandoned or Written Down to Nominal Value	-	-	**-**	-	(143,990)	(2,657,536)
Reclamation Deposit	-	-	**-**	-	-	1,725
Costs Related to Resource Properties Sold	-	-	**-**	-	-	(19,761)
Balance - Beginning of Year	5,519,343	37,845	**5,557,188**	2,876,565	1,244,706	-
Balance - End of Year	$ 6,125,126	$ 38,224	**$ 6,163,350**	$ 5,557,188	$ 2,876,565	$ 6,163,350

1. Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant operating losses over the past several fiscal years and has significant expenditure requirements to continue its exploration and development activities on the NorthMet property.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned, including possible future equity funding and the location of a new partner for the NorthMet property, will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, PolyMet Mining, Inc. and Fleck Minerals, Inc. The purchase method of accounting is used to consolidate these subsidiaries.

PolyMet Mining, Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease *(Note 6a)*.

b) Mineral Operations

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs net of recoveries are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned or written down to nominal value as a result of no significant current exploration or development programs. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's title to the mineral properties, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

2. Significant Accounting Policies - *Continued*

c) Amortization

The Company provides for amortization of its capital assets as follows:

Furniture and equipment - Straight-line over 5 - 10 years
Computers - Straight-line over 5 years
Automotive - Straight-line over 3 years
Leasehold improvements - Straight-line over 3 years
Buildings - Straight-line over 25 years

d) Investments

The Company carries its investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

e) Loss Per Share

Basic loss-per-share computations are based on the weighted average number of shares outstanding during the year. Fully-diluted loss per share is not presented due to its anti-dilutive effect.

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants. The new standard has been applied on a retroactive basis and had no impact on the amounts previously presented.

f) Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company's Canadian operations are translated into U.S. dollars as follows:

- Monetary assets and liabilities at year-end rates,
- All other assets and liabilities at historical rates, and
- Revenue and expense items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year.

2. Significant Accounting Policies - *Continued*

g) Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

h) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

i) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

3. Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and investments *(Note 4)* approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4. Investments

Details are as follows:

	Market Value	**2002**	2001
Anvil Resources Ltd.	$ 2,533	**$ 10,596**	$ 12,761
Manson Creek Resources Ltd.	8,675	**8,218**	8,254
Northern Platinum Ltd.	7,535	**1,826**	5,684
Golden Band Resources Inc.	551	**962**	966
Hixon Gold Resources Inc.	38	**276**	276
American Platinum Inc.	-	**-**	1
	$ 19,332	**$ 21,878**	$ 27,942

These investments represent minority interests of less than 10% in the respective companies.

5. Resource Property Costs

Details of cumulative expenditures are as follows:

	Acquisition	Exploration and Development	**2002 Total**	2001 Total
Minnesota, U.S.A.				
NorthMet	$ 595,256	$ 5,529,870	**$ 6,125,126**	$ 5,519,343
Ontario, Canada				
Marathon	-	38,224	**38,224**	37,845
	$ 595,256	$ 5,568,094	**$ 6,163,350**	$ 5,557,188

Resource property acquisition costs include the fair market value of share capital issued for resource properties, cash payments, lease payments, option payments and staking costs. Lease payments include advance royalty payments until a property is placed into production.

6. Resource Property Agreements

a) **NorthMet, Minnesota, U.S.A. - Lease**

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with USX Corporation ("USX") on certain lands in St. Louis County, Minnesota. The term of the lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid to 31 January 2002. The agreement requires future annual lease payments of $75,000 from 4 January 2003 to 2005 and $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can extend the 20-year term by continuing to make $75,000 annual lease payments on each successive anniversary date.

6. Resource Property Agreements - *Continued*

a) NorthMet, Minnesota, U.S.A. - Lease - *Continued*

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company's recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

The Company is required to produce a feasibility study on the NorthMet property on or before 4 January 2003.

b) NorthMet, Minnesota, U.S.A. - Joint Venture Agreement

By an agreement effective dated 11 July 2000, the Company entered into a joint venture on the NorthMet property with North Ltd. ("North"). Under the terms of the agreement, North was entitled to earn a 60% interest in the joint venture. However, based on a change in control of North and a pre-emptive right granted to the Company, the Company terminated the agreement on 31 January 2001.

As part of the termination agreement, the Company granted North an option to invest $500,000 in an equity financing of the Company. North failed to elect to exercise this option within 90 days of receiving a copy of the pre-feasibility study.

c) Mesabi Joint Venture, Minnesota, U.S.A.

By an agreement effective 8 August 2000, the Company entered into a joint venture with North to jointly acquire, explore and develop certain properties within the area of interest of the NorthMet property. North was required to contribute $90,000 and the Company $60,000 as initial contributions on the project such that the participating interest of the parties were 60% and 40%, respectively. Non-participation by either party in future approved programs will result in dilution, with dilution below 10% resulting in conversion of that party's interest to a 5% net proceeds royalty.

To 31 January 2002, contributions have been reduced to $30,000 by North and $20,000 by the Company. The joint venture remained inactive to 31 January 2002 and accordingly the Company's proportionate share of the assets of the joint venture, being cash in the amount of $20,000, has been recorded in these financial statements.

6. Resource Property Agreements - *Continued*

d) Other properties - Marathon, Ontario, Canada

By an agreement dated 6 November 2000, the Company granted a third party the option to acquire a 50% working interest in certain leased mineral properties located in Ontario, Canada referred to as the Marathon property. In order to earn the interest the optionee must incur cumulative exploration expenditures of, CDN $500,000 by 31 October 2001 (incurred), CDN $1,000,000 by 31 October 2002, CDN $1,750,000 by 31 October 2003 and CDN $2,750,000 by 31 October 2004.

Vesting of the 50% interest occurs upon completion of the CDN $2,750,000 of bona fide expenditures or upon completion of a bankable feasibility study. Within three months of the 50% interest vesting, the optionee has the option to acquire an additional 10% in the property for CDN $1,000,000. Following vesting, a joint venture will be formed with dilution below 20% resulting in a conversion of the interest to a 10% net profit interest.

7. Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	**2002 Net Book Value**	2001 Net Book Value
Land and buildings	$ 81,509	$ 3,432	**$ 78,077**	$ 79,793
Furniture and equipment	53,566	19,668	**33,898**	41,133
Computers	36,549	30,173	**6,376**	15,695
Automotive	3,807	3,807	**-**	-
Leasehold improvements	6,610	6,610	**-**	1,507
	$ 182,041	$ 63,690	**$ 118,351**	$ 138,128

8. Share Capital

a) The share issuances for 2002 included a private placement for 3,428,923 units at CDN $0.13 per unit, which netted the Company $277,713. Each unit consists of one common share and one share purchase warrant which allow the holder to acquire 3,428,923 additional common shares for CDN $0.17 in the first year, CDN $0.18 in the second year, and CDN $0.20 in the third year through fifth year following issuance of the units.

b) The Company has a stock option plan that covers its employees and directors. The options are granted for varying terms ranging from two to five years. During the year, the Company granted 277,500 (2001 - 450,000) options.

As at 31 January 2002, the following director and employee share purchase options were outstanding:

Expiry Date	Exercise Price (CDN)	Number
4 August 2002	$ 1.00	25,000
7 May 2003	$ 0.25	291,052
7 July 2005	$ 0.25	250,000
19 July 2005	$ 1.00	35,000
9 August 2005	$ 0.25	25,000
1 November 2005	$ 0.54	225,000
13 November 2005	$ 0.25	5,000
20 December 2005	$ 0.25	475,000
17 January 2006	$ 0.25	250,000
13 July 2006	$ 0.46	277,500
		1,858,552

As at 31 January 2002, all options had vested and were exercisable. The weighted average exercise price per option was CDN $0.34 per share and the weighted average remaining contractual life of the options was 3.14 years.

8. Share Capital - *Continued*

c) As at 31 January 2002, the following share purchase warrants were outstanding:

Expiry Date	Per Common Share Exercise Price (CDN)	Warrants Outstanding	Common Share Entitlement
30 March 2002	$ 1.25	1,400,000	1,400,000
2 May 2002	$ 1.20	2,200,000	2,200,000
11 July 2002	$ 1.20	739,000	739,000
5 August 2002	$ 1.20	2,512,600	2,512,600
16 November 2006 (i)	$ 0.17	3,428,923	3,428,923
		10,280,523	10,280,523

(i) Exercise price in first year - $0.17; in second year - $0.18; in third through fifth years - $0.20.

d) In May 1999, the Company adopted a Shareholder Rights Plan to maximize values for its shareholders and to protect its shareholders from unfair, abusive or coercive take-over tactics.

Under this plan, each common share outstanding at 30 May 1999 and each share issued from treasury thereafter will have one right attached thereto. Each right allows the holder to acquire an additional common share of the Company pursuant to a prescribed formula and upon the occurrence of certain events.

The Shareholder Rights Plan expires at the close of the 2002 annual meeting of the shareholders.

9. Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

a) Paid or accrued amounts as follows:

	2002	2001	2000
Administration fees and wages	**$ 188,710**	$ 182,066	$ 184,079
Legal fees (to a firm with a partner who is a former director of the Company)	**1,703**	41,744	32,997
	$ 190,413	$ 223,810	$ 217,076

b) Issued NIL (2001 - 210,000) shares on the exercise of options for cash proceeds of $NIL (2001 - $79,077) to directors, relatives of directors and a company controlled by a director.

9. Related Party Transactions - *Continued*

c) Granted share purchase options to directors, officers and employees as follows:

Expiry Date	Fiscal Year Granted	Exercise Price (CDN)	Number
13 July 2006	2002	$ 0.46	270,000
7 July 2005	2001	$ 0.25	300,000
9 August 2005	2001	$ 0.25	25,000
13 November 2005	2001	$ 0.25	5,000
20 December 2005	2001	$ 0.25	305,000
			905,000

10. Income Taxes

a) The Company has approximately CDN $3,987,000 of resource related expenditures in Canada that may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The Company's U.S. subsidiary has approximately $5,103,000 of resource related expenditures, which may be used to reduce prescribed taxable income in future years. The benefit of these expenditures has not been recorded in the accounts.

b) The Company and its U.S. subsidiary also have tax losses carried forward available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts and expire as follows:

Year	Parent Company Amount (CDN)	U.S. Subsidiary Amount
2005	$ -	$ 8,700
2006	-	14,500
2007	728,700	17,300
2008	481,100	20,100
2009	296,600	23,100
2010	-	26,500
2011	-	27,900
2012	-	30,000
2018	-	217,600
2019	-	392,500
2020	-	496,700
2021	-	414,400
2022	-	367,400
	$ 1,506,400	$ 2,056,700

11. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a) Under Canadian generally accepted accounting principles, long-term investments may be reported at a cost that is in excess of market value where it is reasonable to assume that the decline in market value may be of a temporary nature. Under U.S. generally accepted accounting principles, the investments would be written down to market value on an individual basis and charged to a contra-equity account for unrealized losses on investments; such an account would be reported in the shareholders' equity section of the balance sheet. Unrealized gains on investments would require a write-up to market value with the difference between book value and market value being charged to a contra account for unrealized holding gains in the equity section of the balance sheet.

b) Under Canadian generally accepted accounting principles, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off.

c) Under Canadian generally accepted accounting principles the calculation of basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Under U.S. generally accepted accounting principles, primary loss per share is calculated using the weighted average number of shares outstanding during the year, as well as including any common stock equivalents that may be outstanding if such common stock equivalents are not anti-dilutive.

   There is currently no difference between the Canadian and U.S. basis of calculating loss per share, due to the anti-dilutive effect of outstanding share purchase options and share purchase warrants.

The effects of the differences in accounting principles on the results of operations, contra-equity account for unrealized gains (losses) on investments, capitalized resource property costs, loss per share and deficit are as follows:

11. Differences Between Canadian and United States Generally Accepted Accounting Principles
- Continued

		2002	2001	2000
i)	Loss for the year - Canadian basis	$ **(549,600)**	$ (633,032)	$ (1,127,213)
	Add: Current year write-down of resource properties abandoned or sold	**-**	-	143,990
	Less: Current year resource property costs, net of option receipts	**(606,162)**	(2,680,623)	(1,775,849)
	Loss for the year - U.S. basis	$ **(1,155,762)**	$ (3,313,655)	$ (2,759,072)
	Loss per share - U.S. basis	$ **(0.04)**	$ (0.12)	$ (0.12)
	Weighted average number of shares - U.S. basis	**31,943,558**	27,041,456	22,174,518
ii)	Deficit - Canadian basis	$ **(7,579,422)**	$ (7,029,822)	$ (6,396,790)
	Write-off of resource property costs			
	- Prior years	**(5,557,188)**	(2,876,565)	(1,244,706)
	- Current year	**(606,162)**	(2,680,623)	(1,631,859)
	Deficit - U.S. basis	$ **(13,742,772)**	$ (12,587,010)	$ (9,273,355)
iii)	Capitalized resource property costs - Canadian basis	$ **6,163,350**	$ 5,557,188	$ 2,876,565
	Write-off of resource property costs			
	- Prior years	**(5,557,188)**	(2,876,565)	(1,244,706)
	- Current year	**(606,162)**	(2,680,623)	(1,631,859)
	Capitalized resource property costs - U.S. basis	$ **-**	$ -	$ -
iv)	Contra-asset account for unrealized gains (losses) on investments - Canadian basis	$ **-**	$ -	$ -
	Unrealized holding gain (loss) on investments			
	- Prior years	**68,153**	58,007	74,304
	- Current year	**(70,698)**	10,146	(16,297)
	Contra-asset account for unrealized gains (losses) on investments - U.S. basis	$ **(2,545)**	$ 68,153	$ 58,007
v)	Contra-equity account for unrealized gains (losses) on investments - Canadian basis	$ **-**	$ -	$ -
	Unrealized holding gain (loss) on investments			
	- Prior years	**68,153**	58,007	74,304
	- Current year	**(70,698)**	10,146	(16,297)
	Contra-equity account for unrealized gains (losses) on investments - U.S. basis	$ **(2,545)**	$ 68,153	$ 58,007

12. Segmented Information

The Company is engaged in the mineral exploration industry and conducts its exploration programs in Canada and the U.S. Segmented information on a geographic basis is as follows:

2002		Canada		U.S.		Consolidated
Segment operating loss	$	182,232	$	367,368	$	549,600
Identifiable assets	$	121,892	$	6,545,181	$	6,667,073
Capital expenditures	$	379	$	608,239	$	608,618
2001						
Segment operating loss	$	220,911	$	412,121	$	633,032
Identifiable assets	$	212,085	$	7,086,078	$	7,298,163
Capital expenditures	$	4,718	$	2,691,326	$	2,696,044

13. Commitments

a) Under the terms of various lease agreements, which expire in fiscal 2003, the Company is committed to minimum payments of $8,327 for automotive equipment, office equipment and office lease.

b) The Company is committed to certain employment contracts with its officers, directors and employees. All of these agreements are for no fixed term and contain termination and change-in-control clauses.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	PolyMet Mining Corp.
Issuer's Address:	13949 W. Colfax Avenue, Bldg 1, Suite 205
Contact Person:	C. R. Andrews
Contact's Position:	Controller
Contact's Telephone Number:	(877) 233-4831
For Quarter Ended:	31 January 2002
Date of Report:	30 May 2002

CERTIFICATE:

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDLE A AND SCHEDULES B & C.

Donald W. Gentry	***"Donald W. Gentry"***	30 May 2002
Alan R. Bell	***"Alan R. Bell"***	30 May 2002

SCHEDULE B

1. YEAR-TO-DATE REQUIREMENTS

a) Deferred costs, exploration and development:

Resource Property Costs as at January 31,	2002
Direct costs	
Acquisition, staking, option pmts.& recovery	$ -0-
Amortization	1,716*
Camp & General (Note 3)	66,720*
Prefeasibility Study (Note 4)	163,295*
Geological & Geophysical (note 2)	49,309*
Mine Planning	-0-
Drilling (note 1)	82,995*
Metallurgical testing	81,195*
Environmental	-0-
Sampling & Surveying (note 1)	62,236*
Transportation	-0-
Legal	-0-
Land Leases, taxes, licenses	98,696*
Costs for period	$606,162
Option payments / recovery costs and/or abandonment	
Balance at beginning of period	$5,557,188
Balance at end of period	$6,163,350

Note 1 – Expenditure includes drill-hole completion, site reclamation and assay work associated with the prefeasibility study.

Note 2 – Salaries & benefits for project management $49,309.

Note 3 – Office rent, Software rental, local government and public relations.

Note 4 – Expenditure for Prefeasibility Study preparation by IMC.

b) General and administrative:

See item 5 below.

c) Expenditures to non-arms length parties:

See item 7 below.

2. FOR THE Period ended 31January 2002

a) Securities issued:

Issue Date	Type	# of Shares	Price	Proceeds
11/16/01	Common	3,428,923	Cdn$.13	US$280,000

Securities returned to treasury: NONE

b) Options granted:

Name	Type	Date	# Shares	Price	Expiration date
S. Quin	Common	7/13/01	50,000	Cdn$.46	7/13/06
P. Kember	Common	7/13/01	50,000	Cdn$.46	7/13/06
C. Thomas	Common	7/13/01	50,000	Cdn$.46	7/13/06
P. Steen	Common	7/13/01	50,000	Cdn$.46	7/13/06
J. Hammes	Common	7/13/01	50,000	Cdn$.46	7/13/06
C. Andrews	Common	7/13/01	20,000	Cdn$.46	7/13/06
S. Smetana	Common	7/13/01	7,500	Cdn$.46	7/13/06

c) Warrants:

Molyviatis	Common	11/16/01	3,428,923	Cdn$.17	11/16/06

3. AS AT 31 January 2002

a) Authorized and issued share capital:

	Authorized		Issued	
Class	Par Value	Number	Number	Amount
Common	N.P.V.	1,000,000,000	32,657,526	$14,183,450

b) Summary of options, warrants and convertible securities outstanding:

Security	Number of shares	Price	Expiration date
Options	277,500	Cdn$.46	7/13/06
Options	475,000	Cdn$.25	12/20/05
Options	291,052	Cdn$.25	5/7/03
Options	225,000	Cdn$.54	11/13/05
Options	5,000	Cdn$.25	11/13/05
Options	25,000	Cdn$.25	8/9/05
Options	250,000	Cdn$.25	7/7/05
Options	250,000	Cdn$.25	1/17/06
Options	35,000	Cdn$1.00	7/19/05
Options	25,000	Cdn$1.00	8/4/02
Warrants	1,400,000	Cdn$1.25	3/30/02
Warrants	2,200,000	Cdn$1.20	5/2/02
Warrants	739,000	Cdn$1.20	7/11/02
Warrants	2,512,600	Cdn$1.20	8/5/02
Warrants	3,428.923	Cdn$.17	11/16/06

c) Shares in escrow or subject to pooling:

NONE

d) List of directors: (As of 4/30/02 *)

Donald W. Gentry
Stephen Quin
Alan R. Bell
Paula Kember
Peter Steen (will not seek reappointment at the July 11,2002 annual meeting)
Cynthia Thomas

* John Hammes , a U.S. director, resigned from the BOD effective 4/23/02 to maintain the required Canadian director majority as a result of Mr. Steen's retirement in July.

4. INVESTOR RELATIONS & SHAREHOLDER INFORMATION EXPENDITURES

Total Reported $108,295 (fiscal 2002)

a) Annual Report – production, printing, mailing Annual meeting	$ 39,034
b) Investor relations – external – consulting	$ 32,658
c) Press releases & promotional printing	$ 36,603
Total	$ 108,295

5. DETAIL OF ADMINISTRATIVE COSTS

a) Total reported $259,606 (fiscal 2002)

Salaries and benefits	$ 258,844
Contract clerical	310
Payroll taxes	452
Total	$ 259,606

6. DETAIL OF PROFESSIONAL FEES

a) Total reported $59,330 (fiscal 2002)

Accounting services	$ 18,330
Legal services	41,000
Total	$ 59,330

7. DETAIL OF RELATED PARTY TRANSACTIONS

a) Payments as salary to the President of PolyMet Mining Corp, who is also a director, and the Chief Financial Officer of PolyMet Mining Corp, $188,710 (fiscal 2002). Payment for legal fees to a firm with a partner who was a former Director of the Company $1,703.

SCHEDULE C
Management Discussion for the
For the Year Ended January 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the consolidated financial statements in schedule A.

Summary

PolyMet realized a net loss $119,300 ($.01 per share) in the fourth quarter and a loss of $549,600 ($.02 per share) for fiscal 2002, compared with a net loss of $68,281 ($.00 per share) and $633,032 ($.02 per share) respectively for fiscal 2001. Costs incurred for fiscal 2002 reflect a reduction in administrative office expenses, professional fees and investor/shareholder relations expenditures. Higher fiscal 2001 expenses were offset by an increase in interest income and investment proceeds resulting from higher cash balances reported in fiscal 2001.

Administration

Fiscal 2002 administrative expenses are slightly lower as compared to the same period in fiscal 2001 reflecting reduced staffing for investor relations. The Company has reduced investor relations expense by eliminating staff and competitive bidding for production of the annual report and insurance. Substantial savings have been realized in changes in telecommunications services, revisions to insurance coverage and the terminated Minnesota office lease.

Operations

Activity during the first half of fiscal 2002 focused efforts on the completion and release of the NorthMet Prefeasibility Study. This Study was completed in early April and release in July. The third and forth quarters of fiscal 2002 concentrated efforts to identify potential joint venture partners and financing to complete the final feasibility study (bankable document) on the NorthMet Project. In fiscal 2002, expenditures for Sampling and assaying were approximately $62,000, final metallurgical testing $81,000 and prefeasibility study expenditures were approximately $163,000. In the fourth quarter of fiscal 2002, $83,000 was expended for drill-hole and drill-site reclamation. Comparable activities for fiscal 2001 focused expenditures on completion of the drilling program to provide material for the pilot plant test of approximately $403,000, sampling core approximately $122,000 and approximately $132,000 in environmental expenditure.

Independent Mining Consultants of Tucson, Arizona began preparation of the Prefeasibility Study in December of 2000 with targeted completion at the end of March 2001. This study was submitted to Canadian regulators for review and approval on April 23, 2001. Additional detail was requested in early May and was submitted for review and approval. Final approval was received from British Columbia and Ontario in late July.

Geomaque Explorations Ltd. of Toronto, has continued evaluation work and new drilling on our Marathon property in Ontario, Canada. Positive results have been noted with the new drilling. Additional work was completed in late summer resulting in identification of additional platinum and palladium resource as detailed in a preliminary assessment release by Geomaque. PolyMet and Geomaque will consider joint venture possibilities if financing and further positive test results are attained.

Expenditures for fiscal 2002 increased resource property costs to $6,163,350 reflecting an increase of $606,162 for the year; this compares with $2,680,623 expenditure for fiscal 2001.

Financing

There were no financing activities initiated or completed during the first three-quarters of this year. To provide funding for administrative requirements, the Company completed a private placement in November to give the Company additional time in securing long-term financing or identifying joint venture partners. The Company believes that equity financing, similar to prior financings, would be very dilutive at current share prices, however considering metals market prices and difficulty in indentifying suitable JV candidates, this may be our only short-term option. The company anticipates advancing development of the NorthMet Project through a joint venture arrangement with a major mining company, assuming a suitable partner can be identified in a timely manner. PolyMet is investigating the availability of "Flow-Through" financing to advance the Marathon, Ontario project.

Corporate

PolyMet distributed the fiscal 2001 annual report on June 8, 2000 and held its annual meeting on July 13, 2001 in Golden, Colorado. Several U.S. shareholders attended the meeting and a presentation of the NorthMet Project. PolyMet continues to search for and identify financing and potential joint venture partners to advance the NorthMet and Marathon projects.

The Company is currently preparing the annual report and the materials for the up-coming July 11, 2002 annual meeting. Information on the annual meeting will be mailed to shareholders on June 7, 2002.

Investor Relations

Corporate administrative staff has absorbed the investor relations function and is currently handling all investor inquires and communications. The Company issued detailed press releases throughout the year relating the completion of the prefeasibility study, progress on the Marathon project in Ontario, Canada and announcing the November private placement. These and prior press releases can be accessed on our web site at www.polymetmining.com.

Share Capital

On November 16, 2001, PolyMet completed a non-brokered private placement with an existing shareholders issuing 3,428,923 units at Cdn$0.13 generating proceeds of US$ 280,000. Each unit consists of one common share and one share purchase warrant. Warrants are exercisable at a price of Cdn$0.17during the first year, Cdn$0.18 in the second year and Cdn$0.20 in the third through fifth years. These warrants expire November 16, 2006.

Subsequent Events

In April 2002 director Peter Steen advised the Company of his retirement and that he would not seek reappointment the board of directors. To maintain the regulatory balance of Canadian versus non-Canadian directors, John Hammes (a U.S. director) was ask to terminate his position on the board. Mr. Hammes submitted his resignation effective April 23, 2002. The Company has decided to set the number of board members back to five, and will submit this recommendation to the shareholders at the July annual meeting.

To provide additional operating cash in the short-term, the PolyMet has initiated the sale of the company-owned house located in Aurora, Minnesota. A sale is pending on this house.